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                                                               EXHIBIT 99(c)(38)

                                   AGREEMENT

      AGREEMENT ("Agreement") dated as of January 15, 1999 by and between Science Applications International Corporation, a Delaware corporation ("SAIC"), and Oacis Healthcare Holdings Corporation, a Delaware corporation ("Oacis").

      WHEREAS, SAIC is considering a possible transaction between SAIC and Oacis (the "Transaction"); and

      WHEREAS, SAIC is prepared to continue its consideration of such Transaction on the basis of, among other things, the matters referred to below;

      NOW, THEREFORE, in consideration of the foregoing, and the terms, provisions and agreements contained herein, the parties agree as follows:

SECTION 1. Exclusivity Period. (a) Oacis agrees that, in recognition of the effort and expenses that will be devoted by SAIC to considering and pursuing a Transaction, except to the extent the board of directors of Oacis (the "Board of Directors"), after receiving advice of its counsel, concludes that compliance with this sentence would be inconsistent with its fiduciary duties, Oacis will work exclusively with SAIC with respect to a possible transaction involving the acquisition of Oacis for a period beginning on the date hereof and expiring on February 15, 1999 or any earlier date as of which SAIC fails to engage in good faith negotiations to reach a definitive agreement concerning the possible Transaction ("Exclusivity Period").

      (b) During the Exclusivity Period and except to the extent the Board of Directors of Oacis, after receiving advice of its counsel, concludes that compliance with this paragraph (b) would be inconsistent with its fiduciary duties, Oacis, its subsidiaries and its advisors and representatives agree not to, directly or indirectly, (i) solicit, initiate or encourage the submission of proposals or offers relating to any transaction of the type referred to in clause (iii) below ("Acquisition Proposal"), (ii) respond, other than to acknowledge receipt and indicate that Oacis may not further respond, to any such Acquisition Proposal, (iii) engage in any negotiations or discussions with any person or entity relating to any merger, consolidation, acquisition affecting the ownership of the capital stock of Oacis or its subsidiaries or the purchase of all or a portion of Oacis' or its subsidiaries' assets (other than purchases of assets in the ordinary course of business), or (iv) provide any confidential information concerning Oacis and/or its subsidiaries to any person or entity who is considering making or has made an Acquisition Proposal other than SAIC and its representatives. In the event that Oacis, its subsidiaries or its advisors or representatives receive a solicited or
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unsolicited inquiry, proposal or offer for such a transaction or obtain information that such an offer is likely to be made, Oacis will provide SAIC with notice thereof as soon as practicable after receipt thereof but in no event later than 24 hours after receipt thereof, including (unless prohibited by law) the identity of the prospective purchaser or soliciting party.

Section 2. Expenses. (a) In recognition of the expenses previously incurred and the further expenses to be incurred by SAIC in connection with its consideration of a possible Transaction, Oacis agrees that if, prior to the expiration of the Exclusivity Period, (i) Oacis fails to engage in good faith negotiations to reach a definitive agreement concerning the possible Transaction or (ii) the Board of Directors of Oacis, after receiving advice of counsel, concludes that
(x) compliance with the exclusivity requirement set forth in the first sentence of Section 1(a) or (y) not taking any action referred to in clause (i), (ii),
(iii) or (iv) of Section 1(b) (whether such action is to be taken by Oacis, any of its subsidiaries, any of its advisors or any of its representatives) is inconsistent with its fiduciary duties, then Oacis will reimburse SAIC for SAIC's reasonable expenses incurred in connection with its consideration of a proposed Transaction up to a maximum of $100,000.

     (b) The required reimbursement will be paid by wire transfer within five business days following receipt of documentation of the amount due and will be made to an account designated by SAIC at least two business days prior to the date such fee is due to be paid.

Section 3. No Additional Obligations. The parties understand and agree that unless and until a definitive agreement between SAIC and Oacis with respect to a Transaction has been executed and delivered, neither SAIC nor Oacis will be under any legal obligation of any kind whatsoever with respect to a Transaction, except as expressly set forth herein.

Section 4. Remedies. It is further understood and agreed that money damages would not be a sufficient remedy for any breach of this Agreement and that the parties shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach.

Section 5. Effectiveness; Governing Law. This Agreement shall become effective on the date hereof. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without giving effect to its conflict of laws principles or rules.

Section 6. Amendments; No Waiver. (a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and

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signed, in the case of an amendment, by the SAIC and Oasis or in the case of a waiver, by the party against whom the waiver is to be effective.

        (b) No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 7. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Section 8. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.


SCIENCE APPLICATIONS                            OACIS HEALTHCARE
INTERNATIONAL                                   HOLDINGS CORPORATION
CORPORATION

By: /s/ KEVIN A. WERNER                         By: /s/ STEPHEN F. GHIGLIERI
    ---------------------                           ------------------------

Name: Kevin A. Werner                           Name: Stephen F. Ghiglieri
Title: Assistant Secretary and                  Title: Vice President,
       Associate General Counsel                       Chief Financial Officer
                                                       and Secretary

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                        [COOLEY GODWARD LLP LETTERHEAD]



February 13, 1999


Kevin A. Werner
Science Applications International Corporation
10260 Campus Point Drive, M/S F3
San Diego, CA 92121

Re:  Project Oscar

Dear Mr. Werner

This Letter Agreement hereby acknowledges Oacis Healthcare Holding Corp.'s ("Oacis") agreement to extend the expiration date of the Exclusivity Period referred in that certain Agreement dated January 15, 1999 between Oacis and Science Applications International Corporation from February 15, 1999 to February 19, 1999.

Very truly yours,

Oacis Healthcare Holdings Corp.



By:   /s/ JOHN KINGERY
   -----------------------------
          John Kingery
          President